Exhibit 99.1

For More Information Contact:
MEDIA CONTACTS:
Biogen Idec Amy Brockelman Ph: 617 914 6524	Elan Davia B. Temin Ph: 212 407 5740 Elizabeth Headon 353-1-498-0300
INVESTOR CONTACTS:
Biogen Idec Oscar Velastegui Ph: 617 679 2812	Elan Emer Reynolds Ph: 353 1 709 4000 Chris Burns 800 252 3526

TYSABRI® TWO-YEAR PHASE III MULTIPLE SCLEROSIS CLINICAL TRIAL
RESULTS AND SAFETY EVALUATION PUBLISHED IN
NEW ENGLAND JOURNAL OF MEDICINE

TYSABRI Currently Under Review with U.S. and European Regulatory Authorities

Cambridge, MA and Dublin, Ireland - March 1, 2006 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) announced today that two-year results from the two Phase III clinical trials evaluating TYSABRI® (natalizumab) for patients with relapsing forms of multiple sclerosis (MS), as well as data from the comprehensive safety evaluation of the product were published for the first time in this week’s issue of The New England Journal of Medicine. The two-year data from the Phase III MS trials were previously presented at U.S. and international medical meetings during 2005.

Data from the Phase III AFFIRM monotherapy trial, the Phase III SENTINEL trial in which TYSABRI was added to AVONEX® (Interferon beta-1a) therapy, and the safety evaluation were submitted to the U.S. Food and Drug Administration (FDA) in a supplemental Biologics License Application (sBLA) in September 2005. The sBLA is under Priority Review, and the companies anticipate action from FDA in late March. Similar data have been submitted to European regulatory authorities.

Two-year AFFIRM Phase III monotherapy data published today showed that treatment with TYSABRI reduced the risk of disability progression by 42% (p<0.001), the primary endpoint of the study, and led to a 68% reduction (p<0.001) in the annualized relapse rate compared to placebo.   TYSABRI treatment also resulted in sustained and statistically significant

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reductions in brain lesion activity as measured by MRI. The two-year SENTINEL Phase III data also demonstrated that treatment with TYSABRI in addition to AVONEX had a significant effect on disability progression, relapse rate and brain MRI disease activity compared to AVONEX alone.

Biogen Idec and Elan collaborated with leading experts in MS and progressive multifocal leukoencephalopathy (PML) to complete a safety evaluation of more than 3,000 patients who had received TYSABRI. An Independent Adjudication Committee, established as part of the safety evaluation, today published its findings that concluded there were no new confirmed cases of PML in patients treated with TYSABRI beyond the three previously reported by the companies.

“Data from AFFIRM and SENTINEL, among the largest ever Phase III MS trials, provide compelling evidence of the benefit of TYSABRI. Currently available MS therapies often do not adequately control the disease for many patients, creating a significant unmet need that TYSABRI may help address. It is encouraging to see that regulatory agencies are reviewing data from the clinical trials and the comprehensive safety evaluation to clarify the risk-benefit profile of TYSABRI in MS,” said Chris Polman, MD, PhD, lead investigator of the AFFIRM study, professor of Neurology at Vrije Universiteit Medical Centre, and clinical and scientific director of the Multiple Sclerosis Centre at the VU Medical Centre, Amsterdam.

IAC Safety Evaluation
As part of the safety evaluation, the IAC was established to review any suspected cases of PML. The IAC was chaired by Eugene Major, PhD, Chief of the Laboratory of Molecular Medicine and Neuroscience at the National Institute of Neurological Disorders and Stroke at the National Institutes of Health. Highlights of the IAC’s findings include:

•
The safety review was designed to evaluate TYSABRI clinical trial patients and any reports of suspected PML in patients receiving TYSABRI in the commercial setting. Of the 3,826 MS, Crohn’s disease (CD) and rheumatoid arthritis (RA) clinical trial patients eligible for the evaluation, 3,389 (89%) participated (2,046 MS patients, 1,343 CD and RA patients).

•	Of the participating MS patients, 97% were examined with MRI or neurological exam within three months of the last dose, while 91% of CD and RA patients were examined within 6 months of the last dose.
•	A total of 44 patients were referred to IAC for evaluation, which determined that none of the referred cases met the diagnostic criteria for PML.

About AFFIRM and SENTINEL
Both AFFIRM and SENTINEL were designed to evaluate the effect of TYSABRI on the progression of disability as measured by at least a one-point worsening on the Expanded Disability Status Scale (EDSS) sustained for three months, and on the rate of clinical relapses. AFFIRM was a two-year, randomized, multi-center, placebo-controlled, double-blind study of 942 patients conducted in 99 sites worldwide. Patients in the AFFIRM monotherapy trial were randomized to receive either a 300 mg IV infusion dose of TYSABRI (n=627) or placebo (n=315) every four weeks. SENTINEL was a two-year, randomized, multi-center, placebo-controlled, double-blind study of 1,171 AVONEX-treated patients in 124 clinical trial sites worldwide. AVONEX-treated patients who continued to experience disease activity were randomized to add TYSABRI (n=589) or placebo (n=582) to their regimen of AVONEX.

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TYSABRI Phase III Safety
The adverse events most strongly associated with TYSABRI therapy compared to placebo in AFFIRM were fatigue and allergic reaction. Adverse events in SENTINEL associated with add-on therapy compared to AVONEX alone were anxiety, pharyngitis, sinus congestion and peripheral edema. The incidence of serious adverse events was not significantly different between the two treatment groups in each trial, and in each trial the most common serious adverse event was MS relapse. In SENTINEL, one of the serious adverse events reported was PML, a rare and potentially fatal, demyelinating disease of the central nervous system. A second patient was diagnosed with PML, and subsequently died during the extension phase of the study. Both cases of PML were observed in TYSABRI plus AVONEX-treated patients. In both AFFIRM and SENTINEL, the proportion of patients with non-serious and serious infections, and the rate of these infections were similar in the two groups.

About Biogen Idec
Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding the potential and regulatory path forward of TYSABRI. The commercial potential and regulatory path forward of TYSABRI are subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies’ current expectations include the risk that we may unable to adequately address concerns or questions raised by FDA or European regulatory authorities during the regulatory review process, that concerns may arise from additional data or analysis, or that the companies may encounter other unexpected delays or hurdles. There is also no assurance that the companies will be able to resume marketing and sales of TYSABRI. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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